Exhibit 99.4
TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Yemen LNG starts production
Paris, October 15, 2009 — Total announces that the Yemen LNG liquefaction plant started producing Liquefied Natural Gas (LNG) on October 15, 2009. Total is lead shareholder of Yemen LNG and holds a 39.62% interest, alongside the state-owned company Yemen Gas Company (16.73%), Hunt Oil Company (17.22%), SK Energy (9.55%), Korea Gas Corporation (6%), Hyundai Corporation (5.88%), and GASSP1 (5%).
The Yemen LNG project, which will have required an overall USD 4.5 billions investment, is the most important investment ever made in Yemen. It consists in supplying gas from Block 18, located in the Marib region in central Yemen, through a 320 kilometres dedicated pipeline to the LNG plant located at the port of Balhaf on the southern coast of the country. The plant started production with the first train while the construction of the second train is being completed. Total production capacity will reach 6.7 millions tons of LNG per year (Mt/y).
Following the three gas sales agreements signed in 2005 with Kogas, GDF-Suez and Total Gas & Power Ltd., LNG from Yemen LNG will be exported to both the Asian and Atlantic markets.
“The production start of Yemen LNG is the successful outcome of a cooperation between Total and its partners over the last decade. Since Yemen’s gas potential was discovered, Total has supported Yemen in developing its gas industry and in becoming an LNG exporter”, declared Yves-Louis Darricarrère, President of Total Exploration & Production. “Yemen LNG is also an important milestone in the fulfilment of Total’s objective to reinforce the Group’s position as a leading LNG producer.”
Yemen LNG’s first cargo is scheduled in the coming weeks.
About the people
During its construction, Yemen LNG supported the local economy by sourcing several thousands jobs amongst the local population. To ensure the employees and contractors’ safety, a special focus was applied to training on the site and strict appliance of procedures.

[1]	The Yemen General Authority for Social Security and Pensions

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total and its partners selected and trained the technical and administrative teams in charge of managing Yemen LNG, a company with 700 employees. Through a three year specific training program at both Sana’a and Balhaf, skills are already being transferred to Yemeni employees. In the future, about 90% of Yemen LNG employees will be Yemeni professionals working in all different fields: operations, administration, support, management.
Total in Yemen
Total has been present in Yemen since 1987. The current production operated by the Group amounts to 56,000 barrels per day. Total holds interests in the two main oil basins, as the operator on Block 10 (Masila Basin, East Shabwa permit, 28.57%) and as a partner on Block 5 (Marib Basin, Jannah permit, 15%).
Total strengthened its position in onshore exploration through the acquisition of a 30.9% interest in Block 70 in 2008 following the purchase of a 40% share in Blocks 69 and 71 in 2007.
Total and LNG
Total is a leading producer in the LNG sector, with strong and diversified positions worldwide. Total is active in most of the major LNG — producing regions and main LNG markets and continues to develop LNG as a key component of its development strategy.
The Group produces LNG in Indonesia, Qatar, the United Arab Emirates, Oman, Nigeria and Norway. The start up of Yemen LNG and Qatargas 2 Train B will increase Total’s LNG production by close to 40% in 2010. Angola LNG, which is currently under construction, will complement this portfolio in 2012.
New liquefaction projects are currently being studied, including Shtokman in Russia in partnership with Gazprom and Ichthys in Australia in partnership with Inpex.
The Group also secured long-term access to LNG re-gasification capacity located in key LNG markets: North America (Sabine Pass in the United States and Altamira in Mexico), Europe (Fos Cavaou in France and South Hook Terminal in the United Kingdom) and Asia (Hazira in India).
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com